EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-132795 and 333-143274 on Form S-8 and Registration Statement Nos. 333-159656 and 333-138652 on Form S-3 of our reports dated March 15, 2019, relating to the financial statements of Loral Space & Communications Inc. and subsidiaries (the “Company”) (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the new revenue standard by the Company’s equity method investment, Telesat Canada) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Loral Space & Communications Inc., for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 15, 2019